Filed by Amryt Pharma plc
This communication is filed pursuant to Rule 425 under the United States Securities Act of 1933
Subject Company: Chiasma, Inc.
(Commission File No. 001-37500)
Date: June 15, 2021

On June 15, 2021, Amryt Pharma plc issued the following press release:

Amryt Pharma Announces Filing of Preliminary Registration Statement on Form F-4 in Connection with Its Proposed Acquisition of Chiasma, Inc.

DUBLIN, Ireland, and Boston MA, June 15, 2021, Amryt (Nasdaq: AMYT, AIM: AMYT), a global, commercial-stage biopharmaceutical company dedicated to acquiring, developing and commercializing novel treatments for rare diseases, today announces it has filed a registration statement on Form F-4 (the “Registration Statement”), which contains a preliminary proxy statement/prospectus, with the US Securities and Exchange Commission (“SEC”), in connection with its previously announced proposed acquisition of Chiasma, Inc. (Nasdaq: CHMA) in an all-stock combination (the “proposed transaction”).

The Registration Statement provides important information about Amryt, Chiasma and the proposed transaction, but has not yet been declared effective by the SEC and is subject to change.  Completion of the proposed transaction, which is expected in the third quarter of 2021, is subject to the receipt of approvals from the shareholders and stockholders of Amryt and Chiasma, respectively, the Registration Statement being declared effective by the SEC, the receipt of regulatory clearance and other customary closing conditions.  The proposed transaction has been approved and recommended by the boards of directors of both Amryt and Chiasma and is endorsed and supported by voting agreements with lead security holders of both businesses – Athyrium Capital Management, LP, Highbridge Capital Management and MPM Capital.

Under the terms of the proposed transaction, each share of Chiasma common stock issued and outstanding prior to the consummation of the proposed transaction will be exchanged for 0.396 Amryt American Depositary Shares (“Amryt ADSs”), each representing the right to receive five Amryt ordinary shares.  Based on the reference price of Amryt ADSs as of the time of final determination of the exchange ratio of $12.95 on Nasdaq on May 4, 2021, the last full trading day before the public announcement of the proposed transaction, the implied per share value of Chiasma common stock was approximately $5.13 per share or $339.2 million in total equity value, assuming the treasury stock method.  The enterprise value as of May 4, 2021, the last full trading day before the public announcement of the proposed transaction, implied by the proposed transaction was approximately $268.9 million.  The enterprise value implied by the proposed transaction is calculated incorporating Chiasma’s publicly stated debt and debt like items and less Chiasma’s cash, in each case as of the last publicly reported March 31, 2021 balance sheet date.

Because the exchange ratio is fixed, the market value of the merger consideration to Chiasma stockholders will fluctuate with the market price of the Amryt ADSs and will not be known at the time that Chiasma stockholders vote on the proposed transaction.

Using the treasury stock method for share options, warrants and restricted stock units, Amryt holders prior to the close of the proposed transaction will own approximately 60% of the combined company post-closing and Chiasma holders prior to the close of the proposed transaction will own approximately 40% of the combined company post-closing, assuming Amryt’s outstanding convertible debentures are not converted.

The proposed transaction leverages Amryt’s proven commercial execution ability, global infrastructure and successful integration capabilities to accelerate MYCAPSSA(R) launch in the US and international markets, maximize value from MYCAPSSA(R) and further develop life-cycle management opportunities.  Amryt expects the proposed transaction to accelerate and diversify Amryt’s growing revenues and deliver estimated annual cost synergies of approximately $50 million. The proposed transaction will create a leading rare and orphan disease company with significant scale, an attractive mix of established cash-flow generating and long-term growth products and a diversified development pipeline.

Neither this announcement nor any copy of it may be taken or transmitted directly or indirectly into or from any jurisdiction where to do so would constitute a violation of the relevant laws or regulations of such jurisdiction. Any failure to comply with this restriction may constitute a violation of such laws or regulations. Persons in possession of this announcement or other information referred to herein should inform themselves about, and observe, any restrictions in such laws or regulations.

This announcement has been prepared for the purpose of complying with the applicable law and regulation of the United Kingdom and the United States and information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws and regulations of jurisdictions outside the United Kingdom or the United States. In the United Kingdom, this announcement is directed only at (i) persons who have professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (“Order”), (ii) persons who are high net worth entities falling within Article 49(2)(a) to (d) of the Order, or (iii) other persons to whom this announcement may otherwise lawfully be communicated (all such persons referred to in (i), (ii) and (iii) together being referred to as “relevant persons”). This document must not be acted or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is available only to relevant persons and will be engaged in only with such persons.

About Amryt

Amryt is a global commercial-stage biopharmaceutical company focused on acquiring, developing and commercializing innovative treatments to help improve the lives of patients with rare and orphan diseases.  Amryt comprises a strong and growing portfolio of commercial and development assets.

Amryt’s commercial business comprises two orphan disease products – metreleptin (Myalept(R)/ Myalepta(R)) and lomitapide (Juxtapid(R)/ Lojuxta(R)).

Myalept(R)/Myalepta(R) (metreleptin) is approved in the US (under the trade name Myalept(R)) as an adjunct to diet as replacement therapy to treat the complications of leptin deficiency in patients with congenital or acquired generalized lipodystrophy (GL) and in the EU (under the trade name Myalepta(R)) as an adjunct to diet for the treatment of leptin deficiency in patients with congenital or acquired GL in adults and children two years of age and above and familial or acquired partial lipodystrophy (PL) in adults and children 12 years of age and above for whom standard treatments have failed to achieve adequate metabolic control.  For additional information, please follow this link.

Juxtapid(R)/Lojuxta(R) (lomitapide) is approved as an adjunct to a low-fat diet and other lipid-lowering medicinal products for adults with the rare cholesterol disorder, Homozygous Familial Hypercholesterolaemia (“HoFH”) in the US, Canada, Colombia, Argentina and Japan (under the trade name Juxtapid(R)) and in the EU, Israel and Brazil (under the trade name Lojuxta(R)). For additional information, please follow this link.

Amryt’s lead development candidate, Oleogel-S10 (Filsuvez(R)) is a potential treatment for the cutaneous manifestations of Junctional and Dystrophic Epidermolysis Bullosa (“EB”), a rare and distressing genetic skin disorder affecting young children and adults for which there is currently no approved treatment.  Filsuvez(R) has been selected as the brand name for Oleogel-S10.  The product does not currently have regulatory approval to treat EB.  In June 2021, Amryt received confirmation from the FDA that its NDA for Oleogel-S10 had been accepted and granted priority review.

Amryt’s pre-clinical gene therapy platform, AP103, offers a potential treatment for patients with Dystrophic EB, and is also potentially relevant to other genetic disorders.

About Chiasma

Chiasma is a commercial stage biopharmaceutical company focused on developing and commercializing oral therapies to improve the lives of patients who face challenges associated with their existing treatments for rare and serious chronic diseases. Employing its Transient Permeability Enhancer (TPE(R)) technology platform, Chiasma seeks to develop oral medications that are currently available only as injections. In June 2020, Chiasma received FDA approval of MYCAPSSA(R) for long-term maintenance therapy in acromegaly patients who have responded to and tolerated treatment with octreotide or lanreotide. MYCAPSSA(R), the first and only oral SSA approved by the FDA, is available for commercial sale.  Chiasma is headquartered in Needham, MA with a wholly owned subsidiary in Israel. MYCAPSSA(R), TPE(R) and Chiasma(R) are registered trademarks of Chiasma. For more information, please visit the company’s website at www.chiasma.com.

For more information on Amryt, including products, please visit www.amrytpharma.com.

Financial Advisors

Shore Capital (Edward Mansfield, Daniel Bush, John More) is NOMAD and Joint Broker to Amryt in the UK.  Stifel (Ben Maddison) is Joint Broker to Amryt in the UK.

Forward-Looking Statements

This announcement relates to the proposed transaction between Amryt and Chiasma and includes forward-looking statements, which are typically identified by words such as “expect”, “anticipate”, “intends”, “plan”, “estimate”, “aim”, “forecast”, “project” and similar expressions (or their negative). Forward-looking statements relate to future events and anticipated results of operations, business strategies, the anticipated benefits of the proposed transaction, the anticipated impact of the proposed transaction on the combined company’s business and future financial and operating results, the expected amount and timing of synergies from the proposed transaction, the plans, objectives, expectations and intentions of Amryt, Chiasma or the combined company, the anticipated closing date for the proposed transaction and other aspects of our operations or operating results. The forward-looking statements in this announcement are based on numerous assumptions and Amryt’s and Chiasma’s present and future business strategies and the environment in which Amryt and Chiasma expect to operate in the future. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements to be materially different from those expressed or implied by such forward-looking statements, and actual results could differ materially from those currently anticipated due to a number of risks and uncertainties. These statements are not guarantees of future performance or the ability to identify and consummate investments. Many of these risks and uncertainties relate to factors that are beyond each of Amryt’s and Chiasma’s ability to control or estimate precisely, such as future market conditions, the course of the COVID-19 pandemic, currency fluctuations, the behaviour of other market participants, the outcome of clinical trials, the actions of regulators and other factors such as Amryt’s ability to obtain financing, changes in the political, social and regulatory framework in which Amryt operates or in economic, technological or consumer trends or conditions. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing of the contemplated proposed transaction; uncertainties as to the approvals by Amryt’s shareholders and Chiasma’s stockholders required in connection with the contemplated proposed transaction; the possibility that a competing proposal will be made; the possibility that the closing conditions to the contemplated proposed transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant a necessary regulatory approval; the effects of disruption caused by the announcement of the contemplated proposed transaction making it more difficult to maintain relationships with employees, customers, vendors and other business partners; the risk that stockholder litigation in connection with the contemplated proposed transaction may affect the timing or occurrence of the contemplated proposed transaction or result in significant costs of defense, indemnification and liability; other business effects, including the effects of industry, economic or political conditions outside of the control of the parties to the contemplated proposed transaction; proposed transaction costs; actual or contingent liabilities; disruptions to the financial or capital markets; and other risks and uncertainties discussed in Amryt’s and Chiasma’s respective filings with the SEC. You can obtain copies of Amryt’s and Chiasma’s respective filings with the SEC for free at the SEC’s website (www.sec.gov).  Past performance should not be taken as an indication or guarantee of future performance, and no representation or warranty, express or implied, is made regarding future performance. No person is under any obligation to update or keep current the information contained in this announcement or to provide the recipient of it with access to any additional relevant information that may arise in connection with it. Such forward-looking statements reflect the Company’s current beliefs and assumptions and are based on information currently available to management.

Important Additional Information and Where to Find It

The Registration Statement will include a document that serves as a prospectus of Amryt and a proxy statement of Chiasma (the “proxy statement/prospectus”), Chiasma intends to file a proxy statement with the SEC (the “proxy statement”), and each party will file other documents regarding the proposed transaction with the SEC. Investors and security holders are urged to carefully read the entire Registration Statement and proxy statement/prospectus or proxy statement and other relevant documents filed with the SEC when they become available because they will contain important information. A proxy statement/prospectus or a proxy statement will be sent to Chiasma’s stockholders once the Registration Statement is declared effective. Investors and security holders will be able to obtain the Registration Statement and the proxy statement/prospectus or the proxy statement free of charge from the SEC’s website.

For the avoidance of doubt, the Registration Statement does not constitute a “prospectus” in the UK or in any member state of the EEA for the purposes of the Prospectus Regulation (Regulation (EU) 2017/1129) and has not been reviewed by any competent authority in the UK or in any member state of the EEA.  No offer of securities to the public is being made in the UK or in any member state of the EEA.

Amryt will also publish a shareholder circular in connection with the shareholder approvals required in connection with the proposed transaction which will be made available to Amryt shareholders and on its website.

No Offer or Solicitation

This announcement shall not constitute an offer to sell, or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. For the avoidance of doubt, the Registration Statement does not constitute a “prospectus” in the UK or in any member state of the European Economic Area (“EEA”) for the purposes of the Prospectus Regulation (Regulation (EU) 2017/1129) and has not been reviewed by any competent authority in the UK or in any member state of the EEA.  No offer of securities to the public is being made in the UK or in any member state of the EEA.

Participants in the Solicitation

Amryt, Chiasma and certain of their respective directors, executive officers and employees may be deemed participants in the solicitation of proxies from Chiasma stockholders in connection with the proposed Transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Chiasma in connection with the proposed Transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the definitive proxy statement/prospectus or proxy statement when it is filed with the SEC. Information about the directors and executive officers of Chiasma and their ownership of Chiasma shares is set forth in the definitive proxy statement for Chiasma’s 2021 annual meeting of stockholders, as previously filed with the SEC on April 26, 2021. Free copies of these documents may be obtained as described in the paragraphs above.

Contacts

Joe Wiley, CEO / Rory Nealon, CFO/COO, +353 (1) 518 0200, ir@amrytpharma.com

Edward Mansfield, Shore Capital, NOMAD, +44 (0) 207 468 7906, edward.mansfield@shorecap.co.uk

Tim McCarthy, LifeSci Advisors, LLC, +1 (212) 915 2564, tim@lifesciadvisors.com

Amber Fennell, Consilium Strategic Communications, +44 (0) 203 709 5700